June 24, 2009

BY EDGAR

Melisa Hauber
     Senior Staff Accountant
Robert S. Littlepage, Jr.
     Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment Letter dated May 11, 2009
Brasil Telecom Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008

Form 6-K furnished April 6, 2009
File No. 1-14477

Comment Letter dated May 11, 2009
Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008

Form 6-K furnished April 6, 2009
File No. 1-14477

Dear Ms. Hauber and Mr. Littlepage:

     We understand that in a conversation with Mark Bagnall of White & Case LLP you requested supplemental information with respect to (1) letters dated June 9, 2009 of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) and Brasil Telecom S.A. (“Brasil Telecom”) submitted in response to letters dated May 11, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) to Brasil Telecom Holding and Brasil Telecom containing certain comments on their respective annual reports on Form 20-F filed on March 11, 2008 (the “Comment Response Letters”), and (2) draft disclosures that Brasil Telecom Holding and Brasil Telecom propose to include in their respective annual reports on Form 20-F for the year ended December 31, 2008 (the “Draft Disclosures”).

We understand that you have asked for:

1) supplemental information explaining why the impact on net income of the restatement of the U.S. GAAP reconciliation for the year ended December 31, 2005 for each of Brasil Telecom Holding and Brasil Telecom as demonstrated in the Comment Response Letters was greater than the impact on shareholders’ equity;

2) supplemental information explaining why the amounts in the line item “Amortization under Brazilian Corporate Law” under the caption “Amortization of capitalized interest difference” in the third table of draft note 36(n) of the financial statements of Brasil Telecom Holding and Brasil Telecom changed as a result of the restatement of the U.S. GAAP reconciliation and whether this indicated that the underlying Brazilian GAAP financial statements also contained errors; and

3) supplemental information explaining why the amounts in the line item “Accumulated capitalized interest on disposals” under the captions “US GAAP Capitalized Interest” and “Less Brazilian Corporate Law Capitalized Interest” in the third table of draft note 36(n) of the financial statements of Brasil Telecom Holding and Brasil Telecom changed as a result of the restatement of the U.S. GAAP reconciliation.

Set forth below are our explanations of these items.

I. Response to Question 1.

     We advise the Staff that the accumulated U.S. GAAP restatement adjustment as of December 31, 2004 represented an increase to equity of R$17,325 for Brasil Telecom Holding and R$21,391 for Brasil Telecom. These adjustments represented an increase to shareholders’ equity because the historical accumulated depreciation of capitalized interest was overstated. During the year ended December 31, 2005, a significant portion of the fixed assets of Brasil Telecom Holding and Brasil Telecom that were capitalized after the privatization of Brasil Telecom Holding and Brasil Telecom became fully depreciated. As described in our letters to the Staff dated February 5, 2009, when calculating the average depreciation rate to be used for the U.S. GAAP adjustment, Brasil Telecom Holding and Brasil Telecom did not capture the effects of these fully depreciated items. This resulted in the lower actual depreciation expense being divided by an overstated base of fixed assets in calculating the average depreciation rate, thus significantly lowering the average depreciation rate that was used to calculate the U.S. GAAP adjustment for the year ended December 31, 2005.

     The adjustment as of December 31, 2005 represented a decrease in equity of R$18,398 for Brasil Telecom Holding and R$39,923 for Brasil Telecom. The rollover method results in an increase in depreciation expense of R$35,723 and R$61,314 for Brasil Telecom Holding and Brasil Telecom, respectively, for the year ended December 31, 2005. The iron curtain method would result in an increase in depreciation expense of R$18,398 and R$39,923 for Brasil Telecom Holding and Brasil Telecom, respectively, for the year ended December 31, 2005, comprised of the current year expense of R$35,723 and R$61,314 for Brasil Telecom Holding and Brasil Telecom, respectively, offset by the cumulative positive effect in equity as of December 31, 2004 of R$17,325 and R$21,391 for Brasil Telecom Holding and Brasil Telecom, respectively.

II. Response to Question 2

     We advise the Staff that the changes to depreciation of capitalized interest reflected in the financial statements prepared in accordance with Brazilian GAAP do not reflect an error in these financial statements. As described in our letters to the Staff dated February 5, 2009, depreciation expense under Brazilian GAAP is calculated based on the historical cost of each individual asset, using its respective useful life.

     Our respective accounting systems capture detailed information about the total amount of interest capitalized under Brazilian GAAP. However, when capitalized interest is transferred out of the “construction in progress” accounts, it forms part of the historical cost of the related asset. Consequently, our respective accounting systems do not generate information on depreciation of capitalized interest under Brazilian GAAP separate from the depreciation of the respective underlying asset. This information is not relevant since the disclosure of depreciation of capitalized interest is not required under Brazilian GAAP. However, the total amount of interest capitalized under Brazilian GAAP is extracted from our respective accounting systems and maintained separately to be used in the calculation of the U.S. GAAP adjustment as described below.

     To determine the U.S. GAAP adjustment to depreciation expense, we calculate the total depreciation of capitalized interest under U.S. GAAP and compare this amount with an estimate of depreciation of capitalized interest under Brazilian GAAP. As described in our letter dated February 5, 2009, the depreciation of capitalized interest is calculated by applying the same weighted average rate to total interest capitalized under U.S. and Brazilian GAAP. The estimate of depreciation of capitalized interest under Brazilian GAAP is calculated solely for the purpose of the U.S. GAAP adjustment and does not impact total depreciation expense recorded in the financial statements prepared in accordance with Brazilian GAAP. Since we modified the weighted average depreciation rates for the years previously presented, we are restating the information included in the U.S. GAAP footnote which discloses the estimate of decpreciation of capitalized interest under Brazilian GAAP that was used to calculate the U.S. GAAP adjustment to depreciation expense.

III. Response to Question 3

     We advise the Staff that in connection with the restatement of the U.S. GAAP adjustments relating to capitalized interest and the depreciation of the step-up in basis of companies under common control, we performed a detailed review of all of the calculations and estimates relating to these adjustments, including the impact on disposals. This review resulted in the identification of errors relating to the understatement of estimated capitalized interest on disposals calculated for purposes of the U.S. GAAP adjustment. We have also corrected the U.S. GAAP adjustment and related disclosures for these errors.

Brasil Telecom Holding and Brasil Telecom hereby acknowledge that:

• they are responsible for the adequacy and accuracy of the disclosure in their filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• Neither Brasil Telecom Holding nor Brasil Telecom may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing this supplemental information.

Very truly yours,

/s/ Alex Waldemar Zornig

Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.